Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth the ratio of earnings to combined fixed charges and preferred dividends for the periods indicated below (in thousands).

	For the Period from January 1, 2015	Year Ended December 31,
	to June 30, 2015	2014	2013	2012	2011	2010
Income (Loss) from Continuing Operations Before Income Taxes	$39,869	$169,013	$22,715	$(24,868)	$(6,917)	$(9,813)
Fixed Charges	27,810	62,715	62,850	61,292	61,151	49,777
Amortization of Capitalized Interest	28	70	70	70	111	175
Capitalized Interest	—	(914)	(1,516)	(1,164)	(1,527)	(112)
Earnings	$67,707	$230,884	$84,119	$35,330	$52,818	$40,027

Fixed Charges:
Interest Expense	$26,056	$58,278	$57,279	$56,068	$55,507	$45,524
Portion of Rent Related to Interest	1,754	3,523	4,055	4,060	4,117	4,141
Capitalized Interest	—	914	1,516	1,164	1,527	112
Fixed Charges	27,810	62,715	62,850	61,292	61,151	49,777
Preferred Stock Dividends	—	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$27,810	$62,715	$62,850	$61,292	$61,151	$49,777
Ration of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.43	3.68	1.34
Deficiency of Earnings to Fixed Charges and Preferred Stock Dividends	$—	$—	$—	$(25,962)	$(8,333)	$(9,750)